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Exhibit 99.1

news release

NORANDA AND CENTURY SUBSIDIARIES COMPLETE ACQUISITION OF
KAISER'S GRAMERCY ALUMINA PLANT AND RELATED BAUXITE
MINING ASSETS

        Toronto, Ontario, October 4, 2004 — Noranda Inc. (TSX and NYSE: NRD) and Century Aluminum Company (NASDAQ: CENX) announced today that their respective subsidiaries have completed the acquisition of Kaiser Aluminum's Gramercy alumina plant in Gramercy, Louisiana, and Kaiser's related bauxite assets in Jamaica. Century and Noranda each paid one-half of the approximately $23 million purchase price.

        The prospective transaction was previously announced in July when a bankruptcy court approved Century and Noranda as the successful bidders for these Kaiser assets.

        "This strategic addition provides us with the benefits of a fully-integrated aluminum business," said Bill Brooks, President of Noranda's Aluminum business. "It complements the continuing ramp-up of our recently-modernized aluminum foil business."

        Noranda operates an aluminum reduction smelter in New Madrid with a capacity of 250,000 tonnes annually. The smelter has procured substantially all of its alumina requirements from the Gramercy alumina refinery due to the Mississippi River location of the New Madrid smelter and the Gramercy refinery, which facilitates logistics and transportation.

        Noranda Inc. is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. It employs 15,000 people at its operations and offices in 18 countries.

Contact:
Denis Couture
Noranda Inc.
Vice-President, Investor Relations, Communications and Public Affairs
(416) 982-7020
denis.couture@toronto.norfalc.com
www.noranda.com

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  Exhibit 99.1